Exhibit (d)(iii)

UNDERTAKING TO TENDER SHARES TO AN OFFER TO BE MADE BY
SIERRA WIRELESS FOR WAVECOM

THIS UNDERTAKING IS ENTERED INTO BETWEEN:

(1) Michel Alard;

(2) Jean-François Alard;

(3) Laurène Alard;

(each hereinafter referred to as a “Shareholder” and collectively the “Shareholders”);

and

(4) Sierra Wireless France S.A.S., a société par actions simplifiée with a share capital of €37,000, organised under the laws of France, whose registered office is at 1 rue Favart, 75002 Paris, represented by Jason Cohenour, duly empowered hereunder

(hereinafter referred to as the “Offeror”).

WHEREAS

(A) Each of the Shareholders is a shareholder of Wavecom, a company organised under the laws of France, with registered office at 3, esplanade du Foncet, 92442 Issy Les Moulineaux, registered at the Companies Registry of Nanterre under number 391 838 042 RCS Nanterre (hereinafter referred to as “Company” or “Wavecom”). A breakdown as at the date hereof of the number of ordinary shares (the “Shares”) is attached hereto in Schedule. The Shares of the Company are listed on Eurolist by NYSE-Euronext in Paris under the ISIN code FR0000073066.

(B) The Offeror has informed each of the Shareholders of its intention to launch, at the latest on 8 December 2008 a public tender offer in France (the “French Offer”) and in the United States (the “US Offer”, and together with the French Offer, the “Offers”) to acquire for cash all (i) the outstanding Shares, including the Shares represented by American Depositary Shares (the “ADSs”), and the Shares issuable upon exercise of share options or founders’ warrants (bons de créateur d’entreprise or BCE (the “Founders’ Warrants”)) or warrants (bons de souscription d’actions or BSA (the “Warrants”)) and upon conversion or exchange of the bonds with conversion and/or exchange option for newly or existing shares (the “OCEANEs”), (ii) the ADSs, and (iii) the OCEANEs (together the “Securities”), being understood that the Company has undertaken not to tender its treasury shares (actions auto-détenues) to the Offers.

(C) Each of the Shareholders is fully supportive of the Offers.

(D) Each of the Shareholders desires, in accordance with the usual practice in this kind of transaction, to tender to the French Offer all of the Shares of the Company held by each Shareholder on the terms and conditions set forth in this Undertaking to Tender to an Offer (the “Agreement”).

IT IS HEREBY AGREED AS FOLLOWS:

1  UNDERTAKING TO TENDER

1.1 Subject to and in consideration of the Offeror making the French Offer for all of the Shares at a price of €8.50 per Share, each of the Shareholders hereby undertakes, subject to the provisions of Section 2.1 below, that:

(i) being the holder of the Shares as detailed in Schedule and having all power and authority to, and, until the Shares are transferred to the Offeror, continuing to have all relevant power and authority to, accept the French Offer in respect of the Shares, it shall, at the latest ten (10) trading days before the closing of the French Offer, tender to the French Offer all of the Shares by giving irrevocable instructions to the institution holding its share account to tender the Shares to the French Offer immediately, and shall promptly complete, execute and deliver all other documents and take any other action which the Offeror may reasonably require to complete the transfer of the Shares to the Offeror (which tender to the French Offer shall be immediately confirmed in writing to the Offeror);

(ii) it shall not, prior to the closing or lapsing of the French Offer or the withdrawal of the French Offer (whichever is the earlier), sell (on the market or off-market), transfer, donate, charge, pledge, encumber, grant any option over or otherwise dispose of or permit the sale, transfer, donation, charging, encumbering, granting of any option over or other disposition of (save to the Offeror under the French Offer), or accept any other offer in respect of, all or any of the Shares or enter into any agreement or arrangement with any other person, whether conditionally or unconditionally, to do all or any of the acts referred to in this paragraph.

(iii) the Shares shall be acquired pursuant to the French Offer free from all liens, charges and encumbrances and together with all rights attached thereto including all rights to dividends or other distributions hereafter declared, paid or made;

(iv) it shall not (in its capacity as a shareholder of the Company or otherwise) take any step to impede, prevent or delay the Offers becoming successful;

(v) it shall not, whether directly or indirectly, alone or in concert with any third party, prior to the closing or lapsing of the Offers or the withdrawal of the French Offer (whichever is the earlier), solicit nor encourage any general offer for the Shares or any transaction in respect of the issued share capital or assets of the Company from any third party and shall immediately inform the Offeror of any approach by a third party which may lead to such an offer or transaction.

1.2 The expression “Shares” shall include any other ordinary shares in the Company attributable to or derived from the Shares and any other ordinary shares in the Company of which each Shareholder becomes the holder after the date hereof and is able to tender to the Offers.

1.3 Notwithstanding the provisions of Section 1.1(ii) above,

(i) each Shareholder may donate all or part of his/her Shares to any person or transfer to a wholly-owned company incorporated in France with effect at the latest ten (10) trading days before the closing of the French Offer or the withdrawal of the French Offer (whichever is the earlier), subject to the transferee or beneficiary of the donation:

•	if not already a Shareholder, adhering in writing to the terms and conditions of this Agreement as a “Shareholder” as far as the transferred or donated Shares are concerned, in order, in particular, to evidence his/her/its undertaking to tender any and all such Shares to the French Offer, and

•	if already a Shareholder, agreeing in writing that the transferred or donated Shares would be covered by the terms and conditions of this Agreement and, in particular, by the undertaking to tender any and all Shares held by such Shareholder to the French Offer.

(ii) the Shareholders may pledge in aggregate a maximum number of 300,000 shares to the benefit of a bank as a guarantee for financing arrangements, under the condition that such pledge shall not restrict the ability of the relevant Shareholder to comply with its obligations under this Agreement, and in particular under Sections 1.1(i) and 3.4(iii), and provided that the relevant Shareholders shall promptly inform the Offeror of such pledge.

2  THIRD PARTY OFFER

2.1 The undertakings of the Shareholders pursuant to Section 1 above shall be void in the event that a third party (the “Third Party”) files a public offer competing (offre concurrente) with, or higher (surenchère) than, the French Offer, and in each case the relevant offer (the “Third Party Offer”) is declared compliant (“conforme”) by the AMF, provided however that all of the undertakings of the Shareholders under Section 1 above will immediately apply with full force, mutatis mutandis, in the event that Offeror makes a competing offer or a higher bid, as the case may be, that is declared compliant by the AMF, in which case the Shareholders shall observe such undertakings, and tender the Shares to such offer by the Offeror, as if the undertakings of the Shareholders had never been void.

2.2 In the event where a Third Party Offer is filed with the AMF, if any Shareholder either:

(i) tenders all or any of the Shares held by such Shareholder to any such Third Party Offer; or

(ii) sells (on the market or off-market), transfers, donates, charges, pledges, encumbers, grants any option over or otherwise dispose of or permit the sale, transfer, donation, charging, encumbering, granting of any option over or other disposition of, or accept any other offer in respect of, all or any of the Shares or enter into any agreement or arrangement with any other person (including the Third Party or any person controlled by the Third Party within the meaning of article L.233-3 of the French Code de commerce), whether conditionally or unconditionally to do all or any of the acts referred to in this paragraph (other than as set forth in Section 1.3 above), such Shareholder shall pay to the Offeror an amount equal to the number of Shares having been the subject of any of the acts referred to in paragraphs (i) and (ii) multiplied by 35% of the difference between the price per Share obtained by the Shareholder pursuant to implementation of any of the acts referred to in paragraphs (i) and (ii) and the price per Share detailed in Section 1.1 above (the “Amount”).

2.3 The Amount shall be paid in cash by the relevant Shareholder to the Offeror within five (5) days following transfer of ownership of the Shares and payment for the Shares pursuant to any of the acts referred to in paragraphs (i) and (ii) of Section 2.2 above.

2.4 If the Third Party Offer consists of an exchange offer or a mix and match offer, the Amount shall be calculated by reference to the volume weighted average price of the shares of the Company in respect of the ten (10) trading days preceding the closing date (date de cloture) of the Third Party Offer. The Amount shall otherwise be calculated by reference to the cash consideration per share of the Company offered in the Third Party Offer, or, as the case may be, by reference to the cash component of the Third Party Offer.

2.5 In the event where the terms of the Third Party Offer are made with dividend rights attached to the Shares (coupon attaché) and should a dividend (in cash or in kind) or interim dividend or other distribution of a similar nature (such as distribution of the additional paid-in capital (compte primes d’émission) or of reserves) be paid by the Company prior to the settlement and delivery of such Third Party Offer, the price per Share obtained by the Shareholder (within the meaning of Section 2.2) above shall be equal to the cash consideration per Share offered pursuant to such Third Party Offer increased by the amount of any such dividend or interim dividend or other distribution paid per Share, and the Amount shall be calculated accordingly.

3  MISCELLANEOUS

3.1 This Agreement is entered into for a term expiring on 31 December 2009.

3.2 This Agreement is personal to the parties thereto. Accordingly, neither the Shareholders nor the Offeror may, without the prior written consent of the other parties, assign the benefit of all or any of their obligations under this Agreement, nor any benefit arising under or out of this Agreement except that the Offeror may assign, in its sole discretion and without the prior approval of the Shareholders, any of or all its rights, interests and obligations under this Agreement to its parent company Sierra Wireless, Inc. or to any direct or indirect wholly-owned subsidiary thereof (including designating any such entity to act as Offeror hereunder), but no such assignment shall relieve the Offeror of any of its obligations under this Agreement if its transferee does not perform such obligations. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

3.3 The parties hereby agree that the Company and/or the Offeror may disclose the existence and contents of this Agreement, provided that the name of the Shareholders may not be disclosed, unless the Offeror or the Company, as the case may be, becomes compelled pursuant to any statutory or regulatory provision, court decision, administrative order or stock exchange requirement to disclose such information.

3.4 The Shareholders represent and warrant to the Offeror that:

(i) The Shares are not subject to any proxy arrangement and the Shareholders shall not grant any proxy in respect of the Shares.

(ii) The Shareholders are the full owners of the Shares (subject to pledges existing on the date hereof). They have full power and authority to tender the Shares to the French Offer, transfer the full title of the Shares and to enter into this Agreement and any other documents pursuant hereto.

(iii) Upon tender of the Shares to the French Offer, all the Shares will be free from any encumbrances, charge, lien, pledge, agreement, option, undertaking, or other real or personal right or other obligation which has the purpose or effect of restricting in any manner their ownership or their transferability (for the avoidance of doubt no pledge existing on or after the date hereof will restrict the ability of the Shareholders to comply with their obligations under Section 1.1). The execution and the performance by the Shareholders of their obligations under this Agreement and any other documents to be executed by them pursuant hereto will not result in a breach of any other agreement.

3.5 The Founder agrees to participate in media presentations, analysts presentations and road-shows to explain the Offers.

3.6 This Agreement is entered into intuitu personae.

3.7 This Agreement shall be governed by and construed in accordance with French law.

Any dispute relating to its validity, interpretation or execution shall be submitted to the exclusive jurisdiction of the competent courts in Paris.

On 1 December 2008,
Executed in Paris, in 4 original copies

/s/  Michel Alard
Michel Alard

/s/  Jean-François Alard
Jean-François Alard

/s/  Laurène Alard
Laurène Alard

/s/  Jason Cohenour
Sierra Wireless France S.A.S.
Represented by: Jason Cohenour
duly empowered by Luc Faucher

SCHEDULE

Breakdown of number of Shares by each of the Shareholders

Shareholder	Number of Shares

Michel Alard	496,619
Jean-François Alard	520,852
Laurène Alard	521,062